

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Management and Board of Directors of OneAmerica Securities, Inc.
Indianapolis, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by OneAmerica Securities, Inc. (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. The Company's management is responsible for the Company's Form SIPC-7 and compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on the Form SIPC-7 with respective cash disbursements record entries noting no differences;

2. For all or any portion of a fiscal year, compared amounts reflected in the audited financial statements required by an SEC rule with amounts reported in the Form SIPC-7 noting no differences;

3. Compared adjustments reported in the Form SIPC-7 with supporting schedules and working papers supporting the adjustments noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the schedules and working papers supporting any adjustments noting no differences; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe LLP

Crowe LLP

New York, New York
February 26, 2021